Exhibit 21.1
Subsidiaries of Registrant

Chimera Securities Holdings LLC, Delaware limited liability company.
Chimera Asset Holding LLC, Delaware limited liability company.
Chimera Holding, LLC, Delaware limited liability company.
Chimera Special Holdings LLC, Delaware limited liability company (a wholly owned subsidiary of Chimera Asset Holding LLC)